Exhibit 99.(j)

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in this Post-Effective Amendment No. 31 to Registration Statement No. 2-95664 on Form N-1A of our report dated February 25, 2010, relating to the financial statements and financial highlights of Morgan Stanley New York Tax-Free Income Fund (the “Fund”) appearing in the Annual Report on Form N-CSR of the Fund for the year ended December 31, 2009, and to the references to us on the cover page of the Statement of Additional Information and under the captions “Financial Highlights” in the Prospectus and “Other Service Providers - Custodian and Independent Registered Public Accounting Firm” and “Financial Statements” in the Statement of Additional Information, which are part of such Registration Statement.

/s/ Deloitte & Touche LLP

New York, New York

April 28, 2010